UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Avivid Water Technology, LLC

Legal status of Issuer:

> ***Form:***
>
> Limited liability company
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Colorado
>
> ***Date of Organization:***
>
> February 8, 2005

Physical Address of Issuer:

21 South Sunset Street, Longmont, CO, 80501 United States

Website of Issuer:

https://www.avividwater.com

Current Number of Employees:

1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$1,303,135	$1,174,345
Cash & Cash Equivalents	($404)	$16,291
Accounts Receivable	$6,319	$310
Short-term Debt	$57,436	$348,693
Long-term Debt	$949,620	$665,922
Revenues/Sales	$256,036	$20,391
Cost of Goods Sold*	($84,031)	($779)
Taxes Paid	$0	$0
Net Income	($252,701)	($353,425)

*Cost of Revenues in the Company's financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 26, 2024
FORM C-AR
Avivid Water Technology, LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by **Avivid Water Technology, LLC**, a Colorado limited liability company ("**Avivid**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.avividwater.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We face competition and technological advances by competitors, which could adversely affect the sales of our products.

The growth of our Company depends in part on maintaining and growing the sales of our current products in existing and new markets, but also in developing new products and technologies. There is significant competition among companies that provide water purification solutions. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable or superior alternatives to our products and services, including products that are verified by the Environmental Protection Agency or other environmental authorities. We face direct competition from companies with greater financial, technological, manufacturing and personnel resources. Newly developed products could be more effective and cost-efficient than our current or future products.

Product development is a long, expensive and uncertain process.

The development of new or the enhancement of existing water purification and heater products is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development process.

Successful technical development of our products does not guarantee successful commercialization.

We may fail to achieve commercial success for a number of reasons, including, among others, the following:

- Prohibitive production costs;
- Contamination of, or other problems with the water that we process;
- Competing products;
- Lack of product innovation;
- Unsuccessful distribution and marketing;
- Insufficient cooperation from our suppliers and distributors; and
- product development that does not align with or meet customer needs.

Our success will depend largely on our ability to properly demonstrate our capabilities. Furthermore, even if we do successfully demonstrate commercial liability, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products and services we develop. As a result, significant revenue from our products and services may not be achieved for a number of years, if at all.

If our patent applications are not granted, we could lose our ability to compete in the marketplace.

We have developed certain intellectual property used in the design of our water purification. We believe this technology is essential to our ability to be competitive and successful in the development and distribution of water purification. Patent protection can be limited and not all intellectual property can be patented. Even if our patents are granted, our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of technical information or other trade secrets by employees or competitors.

Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to the products manufactured or used by us, which could result in decreased revenues. Litigation may be necessary to enforce intellectual property rights, which could result in substantial costs to us and substantial diversion of management's attention. If our intellectual property is not adequately protected, our competitors could use it to enhance their products. Our inability to adequately protect these intellectual property rights could adversely affect our business and financial condition.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnification.

We may sell products and services in circumstances where insurance or indemnification may not be available. We may not be able to maintain insurance to protect against all operational risks and uncertainties that we confront. Substantial claims resulting from an accident, product failure, or liability arising from our products in excess of any indemnity or insurance coverage (or for which indemnity or insurance coverage is not available or is not obtained) could harm our financial condition, cash flows and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

We face a significant risk of failure because we cannot accurately forecast our future revenues and operating results.

The nature of the markets in which we compete makes it difficult to accurately forecast our revenues and operating results. Furthermore, we continue to expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

- the timing of sales of our products;

- unexpected delays in introducing new products; and

- increased expenses, whether related to sales and marketing, or administration.

We may experience delays in receiving shipments of component materials for our products, as well as delays in shipments of our finished products to distributors and customers due to circumstances beyond our control. Our revenues and operating results will be impacted by such events, which we are not able to predict or control.

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with our contract manufacturers that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

The political, economic and social conditions impacting our geographic markets may adversely affect our business.

Various constituencies, including our competitors, existing suppliers, local investors, developers, environmental groups and conservation groups, means that decisions affecting our business are based on many factors other than economic and business considerations.

We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. For example, our market development activities and operations can be adversely affected by lengthy government bidding, contracting, licensing, permitting, approval and procurement processes. In addition, we may need to spend significant time and resources to inform newly elected officials, local authorities and others about the benefits of other water and wastewater treatment infrastructure.

We expect to continue to be subject to risks associated with dealing with governments and governmental entities, and political concerns and governmental procedures and policies may hinder or delay our ability to enter into supply agreements or develop our plants. The political, economic and social conditions impacting our geographic markets may adversely affect our business.

Severe weather conditions or natural or man-made disasters may disrupt our operations and affect the demand for water purification, which could adversely affect our financial condition, results of operations and cash flows.

Our operating results and financial condition could be materially and adversely affected by severe weather, floods, natural disasters, hazards (such as fire, explosion, collapse or machinery failure), environmental factors, or be the target of terrorist or other deliberate attacks. Repercussions of these catastrophic events may include:

- fluctuations in short-term customer demand;

- the need to obtain necessary equipment or supplies, which may not be available to us in a timely manner or at a reasonable cost;

- evacuation of and/or injury to personnel;

- loss of productivity;

- the deterioration of the financial health of our customers; and

- interruption to any projects that we may have in process.

Large-scale or repetitive natural disasters, such as hurricanes, tropical storms, floods or earthquakes, can also lead to the damage or destruction of certain infrastructure on which we depend for the conduct of our business and can cause damage to the infrastructure for which we are responsible.

Any contamination resulting from a natural or man-made disaster may result in disruption in our services, additional costs and litigation, which could harm our business, financial condition, results of operations and cash flows.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our properties, operations, and business. However, the impacts of climate change on our operations are highly uncertain and their significance will vary depending on type and geographic location of any physical impact. The impacts of climate change could include changing temperatures, flooding, water shortages, changes in weather and rainfall patterns, and changing storm patterns and intensities. Many climate change predictions, if true, present several potential challenges to water and wastewater utilities, such as increased precipitation and flooding, potential degradation of water quality, and changes in demand for water services. There can be no assurance that climate change will not have a material adverse effect on our properties, operations, or business.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Avivid Water Technology, LLC is an advanced water purifier formed in Colorado as a limited liability company on February 8, 2005 and operationalized into a going concern in August 2013.

The Company conducts business in Colorado and sells products and services through the internet throughout the United States.

The Company was a subsidiary of Avivid Technologies Group, LLC ("**ATG**"), a major equity holder in the Company. On December 31, 2020 the members of ATG converted from ownership in ATG to ownership in the Company, as ATG was dissolved.

Avivid Water Technology, LLC provides advanced water purification via its patented TurboCoag® technology to treat industrial water contaminated with emulsified oils, heavy metals, suspended solids, and microorganisms. Avivid targets industrial wastewaters resistant to traditional water treatment which have high treatment and/or disposal costs, treating these waters with its patented TurboCoag® electrochemical reactor which is modular, scalable, self-cleaning, and low maintenance. By providing purified water for reuse or release to its customers, Avivid protects increasingly scarce water resources while reducing industrial operational expenses.

Business Plan

The Company plans to significantly expand its business by investing in product marketing, infrastructure for self-funded pilot projects, research and development efforts for two new produces, and adding new hires. Avivid aims to become profitable in the next 18 months. The Company will continue its focus on closing sales in its identified markets and expand its business. The first step in customer acquisition is to test a water sample followed by a field pilot which may be for a few days or many weeks. Lead times to close a contract and begin to generate revenue is a challenge since it often takes several months or longer to gain traction. However, once perfected the contracts are often for 2-5 years, generating hundreds of thousands of dollars in recurring annual revenue.

The Company's Products and/or Services

Product / Service	Description	Current Market
TurboCoag® reactor	The TurboCoag® reactor purifies industrial wastewater using a proprietary electrochemical coagulation process for efficient, non-toxic water purification. TurboCoag® replaces chemical-based treatment processes to provide clean water for reuse or release from industrial process wastewater. This cost-effective treatment significantly reduces waste sludge production which provides cost savings to customers.	Business-to-Business market space. Landfill leachate, garment dye and fabric finishing, chemical plants, oil and gas operations, and active and abandoned mines annually produce billions of gallons of heavily contaminated water that must be disposed or cleaned. TurboCoag® is an effective treatment solution for these hard-to-treat industrial wastewaters.

Competition

The primary competition in the water treatment marketplace is the use of coagulation chemicals such as lime, ferric chloride, and aluminum salts which are often hazardous to employees and the environment and consume valuable floor space when stored at the treatment site. These chemicals are often expensive and produce 30-70% more volume of residual waste solids than TurboCoag®, creating significant trucking, fuel, and disposal costs that the operator must bear throughout the life of the treatment program.

Few direct electrocoagulation (EC) competitors have been successful in the Business-to-Business marketplace due to the issues that have plagued legacy electrocoagulation since the late 1800s: anode passivation or corrosion and in-vessel sludge buildup which increases operator maintenance requirements, system downtime, and labor costs. Avivid's EC technology addresses these issues with its patented TurboCoag® reactor by creating a self-cleaning, non-passivating, easy to maintain system that provides effective, efficient, and non-toxic water treatment. The main EC competitors are OilTrap, GlobalSep Corporation, Genesis, Water Tectonics, Water Vision, Ecolotron, Selkea Systems, and Powell Water Recovery.

Customer Base

Customers for TurboCoag® include those with expensive-to-treat industrial wastewater that is not responsive to typical water treatment processes. Examples include garment and dye finishing operations, herbicide chemical production companies, and landfill operations. Wastewater from each of these markets are often toxic and are either incinerated, disposed of in Class I or II underground injection disposal wells, or sent to wastewater treatment plants that are not equipped with the technology to effectively purify heavily contaminated water.

Supply Chain

The Company's main vendors include Mertz Manufacturing, Rocky Mountain Waterjet, and McMaster-Carr. Each of these vendors supplies the Company with an essential part of its business. Although the Company is dependent upon certain third-party vendors, particularly manufacturers and component suppliers within the US and overseas, the Company has access to alternate service providers in the event its current vendors are unable to provide services, or any issues arise with its current third-party vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5855672	TurboCoag®	Service Mark	January 4, 2019	September 10, 2019	U.S.
2014305993	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2014	May 2, 2019	AUSTRALIA
201480055200.5	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2014	Jun 12, 2018	CHINA
13/960,697	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2013	Sep 29, 2015	UNITED STATES
2767020	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	May 8, 2018	CANADA
201080031649	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	Jun 17, 2015	CHINA
2010266149	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	Jan 8, 2015	AUSTRALIA
10794788.9	Turboelectric coagulation apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	EUROPEAN PATENT CON

12/497,472	Turboelectric coagulation apparatus	Utility patent	Jul 2, 2009	Aug 6, 2013	UNITED STATES
2922995	Turboelectric coagulation apparatus	Utility patent	Aug 6, 2014	July 19, 2022	CANADA
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	GERMANY
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	FRANCE
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	UNITED KINGDOM
2448508	Turboelectric Coagulation Apparatus	Utility patent	Jul 1, 2010	Sep 2, 2020	IRELAND
17/370862	Turboelectric Coagulation Apparatus Including Cassette-Style Anode Assembly	Utility patent	July 8, 2021	- -	UNITED STATES

In 2013 and 2015, Avivid received US patents on its innovative and unique rotating anode system. The company also holds international patents in several potential market countries. The unique configuration of the system is readily identifiable for the enforcement of patent rights. An additional patent that was filed in July of 2020 has moved to non-provisional status as of January 13, 2022 and is published for review on the USPTO website.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lockett Wood	Chief Executive Officer, President, Co-founder	Chief Executive Officer, President and Co-founder of Avivid Water Technology, LLC, 2013 – Present Avivid: Co-founder and co-inventor of the TurboCoag® reactor, Dr. Wood leads technology and business development efforts for Avivid, sets company strategy and vision, leads the senior management team, allocates capital for the company's priorities, sets the budget, searches for potential partnerships and joint-venture opportunities, and hires additional team members to meet company needs as	University of Colorado at Boulder. Electrical Engineering, PhD, 1973 University of Colorado at Boulder, Electrical Engineering, M.S., 1966 University of New Mexico,

		Avivid scales up. He is directly involved in perfecting the design of the commercial and bench-scale models of the TurboCoag® reactor as well as developing complementary technology. Responsible for sales, operations, and general CEO responsibilities.	Physics, Electrical Engineering, B.S., B.S., 1962
William Cross	Executive Vice President Operations and co-Founder	Executive Vice President Operations and co-Founder of Avivid Water Technology, LLC, 2013 – Present Mr. Cross is focused on general operations, vendor management, sales, product design and fabrication. He was instrumental in the formation and development of Avivid from its inception. Mr. Cross managed the design and manufacturing of several prototypes and variations of Avivid's TurboCoag® system from bench-scale units to complete commercialized systems, directing both in-house engineers and sub-contracted personnel. Mr. Cross maintains direct involvement with the manufacturing team throughout the entire build process. He is responsible for all phases of business management, development, and product commercialization.	University of Hartford, Completed coursework in Economics, 1981 Dennison University, Completed coursework in Fine Arts, 1978
David Waldner	Board Manager & Advisor	Board Manager & Advisor of Avivid Water Technology, LLC, 2018 – Present Mr. Waldner is one of the Board Managers for Avivid Water Technology where he provides advice to the executive management team on financial and operational decisions, policy making, legal matters, executive compensation, and long-term strategic planning recommendations. Real Estate Developer and Owner of RMCS Surveying, LLC, 1999 – Present Responsible for sales, operations, and general CEO responsibilities.	Associate Degree in Land Surveying from Red Rocks Community College, 1984
Tracy Kessner	VP of Business Operations	Vice President Business Operations of Avivid Water Technology, LLC, 2018 – Present	University of Colorado at Boulder, Master of the Environme

		Ms. Kessner coordinates Avivid's internal efforts to successfully enter the industrial wastewater treatment market with its innovative technology. She is responsible for daily operations management, human resource planning, strategic market research, contract review, development of business and marketing presentations and materials, strategic plans, and internal policies, procedures, and systems that support the company mission. Ms. Kessner develops and maintains relationships with potential customers and vendors using high touch methods, strong communication skills and regular follow up. Additionally, she manages project planning, reporting, prioritization, and risk management while fostering collaboration amongst staff, contractors, and sales team members.	nt – Environmental Policy, MS, 2017 Colorado State University, Equine Science, BS, 1996
John Reynolds	Advisor	Advisor to Avivid Water Technology, LLC, 2018 – Present Provides detailed advice on water treatment infrastructure and business development. Retired, CEO of Independent Mechanical Industries, Inc. 2003 – 2020 Innovative and results driven leader focused on exceptional results in highly competitive environment that demands continuous improvement.	University of Illinois School of Entrepreneurial Studies, 1985; University of Colorado-Alternative Energy Design, 1980 Loyola University-Business Administration, 1978
Dr. Niles Utlaut	Advisor	Advisor to Avivid Water Technology, LLC, 2013 – Present Provides detailed advice on water treatment infrastructure and business development. Boulder Community Health-Foothills Hospital, Boulder Eye Care Center – 1989 - Present Diagnoses and treats diseases, injuries or trauma of the eye such as glaucoma and cataracts.	Johns Hopkins University School of Medicine, 1977 University of Wisconsin Hospitals and Clinics Residency, 1983-1986
Hannah Cohen	Advisor	Advisor to Avivid Water Technology, LLC, 2022 – Present Provides advice on executive leadership, client engagement, and operational	Tuck School of Business at Dartmouth, MBA, 2016

		optimization.	University of Pennsylvania, BA in Economics, Political Science and Philosophy, 2008
		Founder & Chief Executive Officer, Aspen Pediatrics, December 2022 – Present	
		Purchases non-clinical assets of medical practices and provides management functions (revenue cycle management, HR, IT, accounting, credentialling and more) to allow doctors to focus on supplying patient care.	
		Operating Executive The Nashton Company, March 2022 – Present	
		Sources a recurring revenue services business to lead with integrity for continued growth.	
		VP of Client Success, Planet DDS, 2018 - 2021	
		Provides advice on executive leadership, client engagement, and operational optimization.	
Fernando Batista	Advisor	Advisor to Avivid Water Technology, LLC, 2015 – Present	MA in International Economics from The Johns Hopkins University School of Advanced International Studies in Bologna, Italy (Bologna Center, now SAIS Europe) and Washington DC, 1987 BA from USC, 1983
		Provides advice on networking and international contracting.	
		Principal Occupation: Technologies Entrepreneur, Advisor and Investment Consultant	
		Employment Responsibilities: Advisor to AWT in finalizing the structuring of a Joint Venture in Mexico interrupted by Covid-19's onset in March of 2020. A required pivot led to advising emerging and startup ventures in strategy shifts due to Covid's economic effects in the medicinal and industrial hemp industries. Accompanying the Covid calendar, took on "socially distanced" work advising entertainment companies to consolidate functions in IP rights administration and development of non-fungible token (NFT) strategies.	

Biographical Information

Lockett Wood: Lockett is the CEO, CTO, Co-Founder and Co-Inventor of the TurboCoag® reactor. Dr. Wood holds BS degrees in Physics and EE with General Honors from the University of New Mexico. At UNM he served as President of the Engineers Joint Council and was selected as the Outstanding Engineering Student in his senior year. He received his MS and PhD degrees in EE from the University of Colorado while working full time at NIST. Dr. Wood holds three patents on the TurboCoag® reactor as well as numerous patents on medical devices, optical distance measuring instruments, satellite communications, and remote sensing instruments and has authored over thirty published scientific papers. He was awarded the Department of Commerce Silver Medal for outstanding contributions to missile tracking. He is directly involved in perfecting the design of the commercial and bench-scale models of the TurboCoag® reactor as well as developing complementary technology.

William Cross: Bill is the Executive Vice President Operations and Co-Founder of the Company. Mr. Cross is a serial entrepreneur with over 40 years of experience in construction, crew and project management and business development. He holds a Class B Contractors License Boulder County, CO. He was instrumental in the formation and development of Avivid from its inception. Mr. Cross managed the design and manufacturing of several prototypes and variations of Avivid's TurboCoag® system from bench-scale units to complete commercialized systems, directing both in-house engineers and sub-contracted personnel.

David Waldner: David has served as one of the Board Managers for Avivid Water Technology since 2018. He is a professional Licensed Land Surveyor and a lifelong self-employed entrepreneur, business owner, and real estate developer. He worked for 25 years acquiring mineral exploration properties for mining companies in every western state. He has worked on EPA mine cleanup sites in Boulder County and has firsthand knowledge of the extent and impact of acid mine water discharge. He advises the Company's executive management team on financial and operational decisions, policy making, legal matters, executive compensation, and long-term strategic planning recommendations.

Tracy Kessner: Tracy is the Vice President Business Operations of the Company. She joined Avivid after completing her MS in environmental policy in 2017. She coordinates Avivid's internal efforts to successfully enter the industrial wastewater treatment market. She puts her corporate background in leadership, project management, and business operations gleaned from IBM and Sun Microsystems to Avivid's advantage by blending business management with environmental education, presentation, networking, and fundraising skills developed as Board President of the non-profit Southern Plains Land Trust. She was recently named one of 2022's Notable Minority Leaders by BizWest Magazine.

Dr. Niles Utlaut: Dr. Utlaut has been practicing medicine for over 33 years. He is Board Certified in Internal Medicine and Ophthalmology, studied at the National Eye Institute, was a researcher at Moorfields Hospital, London, served on the faculty at Stanford University and acted as Attending Physician to the Royal Family of Saudi Arabia. Dr. Utlaut held prior posts as President of the Colorado Business Coalition for Health, Director of the Royal Hospital at Taif, Saudi Arabia; and, on the Board of Directors for Magpie Healthcare and Avivid Business Solutions. Dr. Utlaut was Valedictorian in Mathematics at the University of Colorado and holds a M.D. from Johns Hopkins School of Medicine.

John Reynolds: John is the retired CEO of Independent Mechanical Industries, Inc., a mechanical contracting company serving the needs of businesses, municipalities and energy companies. Independent Mechanical specializes in executing and completing unusual, difficult and complex projects that require the highest level of safety commitment with a skilled, performance driven workforce.

Mr. Reynolds is an innovative and results driven leader focused on exceptional results in highly competitive environment that demands continuous improvement. He has an extensive background in mechanical piping systems, emerging technologies, sales, marketing and strategic planning. He provides detailed advice on water treatment infrastructure and business development.

Hannah Cohen: Hannah is an experienced healthcare executive. She led operations and client success at a dental SaaS company developing people and processes, resulting in an increase in valuation of over 9X. She has experience as a healthcare operations executive, and almost a decade of combat and noncombat leadership as a Marine Corps communications officer. She provides advice on executive leadership, client engagement, and operational optimization.

Fernando Batista: Fernando holds a double major BA from USC and an MA in International Economics from the Johns Hopkins University School of Advanced International Studies. Mr. Batista's background includes a decade of experience working for the World Bank Group where among other work he managed environmental projects under the Montreal Protocol ozone layer protection program, retooling private companies in the automotive and white goods sectors throughout Latin America.

He has held CEO and other C Suite positions in technology and other industries that feature IP assets and attention to international markets.

Mr. Batista complements advisory work with a network of close contacts that serve as strategic partners and funders for the entities he engages as a business consultant.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership units consist of 75,000,000 Class A Units ("**Class A Units**") and 60,000,000 Profit Units ("**Profit Units**" together with the Class A Units, the "**Membership Units**").

Outstanding Membership Units

As of the date of this Form C-AR, the Company's outstanding membership units consists of:

Type	Class A Units
Amount Outstanding	22,819,837
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	40.85%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$236,987
Material Terms	Valuation Cap: $10,000,000
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.95%

Type	Convertible Note
Creditor	Locket E. Wood
Amount Outstanding	$30,000
Interest Rate and Amortization Schedule	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.11%

Type	Convertible Note
Creditor	Lockett E. Wood
Amount Outstanding	$60,000
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.22%

Type	Convertible Note
Creditor	Locket E. Wood
Amount Outstanding	$85,000
Interest Rate and Amortization Schedule	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.31%

Type	Convertible Note
Creditor	Niles Utlaut
Amount Outstanding	$70,695
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.26%

Type	Convertible Notes
Creditor	Niles Utlaut
Amount Outstanding	$92,000
Interest Rate and Amortization Schedule	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.34%

Type	Convertible Note
Creditor	Niles Utlaut
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.09%

Type	Convertible Note
Creditor	Cascade Water Solutions, LLC
Amount Outstanding	$64,522
Interest Rate and Amortization Schedule	12%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.24%

Type	Convertible Note
Creditor	David Waldner
Amount Outstanding	$50,000
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.18%

Type	Convertible Note
Creditor	David Waldner
Amount Outstanding	$271,463
Interest Rate and Amortization Schedule	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.99%

Type	Convertible Note
Creditor	William Stopperan
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.02%

Type	Convertible Note
Creditor	Roberto Urban
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.02%

Type	Profit Units
Amount Authorized / Amount Outstanding	60,000,000 / 30,964,329
Voting Rights	Profit Units shall have limited voting rights. Where applicable, holders of Profit Units shall have one vote. Holders of Profit Units shall be notified of meetings of Members and may attend and vote at such meetings. Holders of Profits Units shall receive any action of Members by written consent. Provided holders of Profit Units return executed written consents to the Company no later than seven (7) days following receipt, their vote shall be counted; provided, the right of holders of Profit Units to participate in any action of Members by written consent shall automatically terminate seven (7) days following receipt.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.43%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Niles Utlaut
Amount Outstanding	$10,000
Interest Rate and Amortization Schedule	6%
Description of Collateral	None
Maturity Date	February 16, 2025

Date Entered Into	February 16, 2022

Type	Promissory Note
Creditor	Niles Utlaut
Amount Outstanding	$15,500
Interest Rate and Amortization Schedule	12%
Description of Collateral	None
Maturity Date	June 30, 2023
Date Entered Into	June 30, 2021

Type	Promissory Note
Creditor	J&A Service LLC
Amount Outstanding	$171,923
Interest Rate and Amortization Schedule	0%; monthly payments of $5,209.78
Description of Collateral	None
Maturity Date	August 5, 2024
Date Entered Into	May 5, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lockett Wood	7,061,904 Membership Units	30.95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$399,982	($243,800)	$0

Liquidity and Capital Resources

On April 25, 2023, the Company closed an offering pursuant to Regulation CF and by year end raised $354,987.

Capital Expenditures and Other Obligations

The Company intends to make two material capital expenditures for two pilot projects at $90k each with an additional $100k to complete construction of a pilot trailer.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$5,000	10,204 Units	General Working Capital	November 14, 2023	Section 4(a)(2)
Class A Units	$5,000	10,204 Units	General Working Capital	November 1, 2023	Section 4(a)(2)
Class A Units	$50,000	102,041 Units	General Working Capital	October 12, 2023	Section 4(a)(2)
Class A Units	$10,000	20,408 Units	General Working Capital	October 12, 2023	Section 4(a)(2)
Crowd SAFE	$357,440	$357,440 face value of the Crowd SAFEs	General Working Capital	April 25, 2023	Reg CF
Class A Units	$48,000	120,000 Units	General Working Capital	April 7, 2023	Section 4(a)(2)
Class A Units	$10,000	60,300.90 Units	General Working Capital	November 9, 2021	Section 4(a)(2)
Class A Units	Forgiveness of $100,000 indebtedness	312,500 Units	N/A	January 20, 2022	Section 4(a)(2)
Profit Units	$0	8,899 Units	N/A	January 30, 2024	Section 4(a)(2)*
Profit Units	$0	8,000,000 Units	N/A	May 1, 2023	Section 4(a)(2)*
Profit Units	$0	198,993 Units	N/A	December 7, 2022	Section 4(a)(2)*
Profit Units	$0	150,752	N/A	August 30, 2022	Section 4(a)(2)*
Profit Units	$0	200,000	N/A	February 2, 2022	Section 4(a)(2)*
Profit Units	$0	11,250,000	N/A	October 18, 2021	Section 4(a)(2)*
Profit Units	$0	200,000 Units	N/A	August 13, 2021	Section 4(a)(2)*
Profit Units	$0	301,505	N/A	April 4, 2021	Section 4(a)(2)*
Profit Units	$0	150,752 Units	N/A	January 1, 2021	Section 4(a)(2)*

*The Company may not have implemented a "written compensatory plan" as defined under Rule 701 of the Securities Act.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On December 28, 2017, the Company entered into a Subscription Agreement with Lockett Wood for the subscription of 200 Units for a purchase price of $100.
- On February 1, 2019, the Company entered into a Subscription Agreement with William Cross for the subscription of 200 Units for a purchase price of $100.
- On February 1, 2019, the Company entered into a Subscription Agreement with David Waldner for the subscription of 200 Units for a purchase price of $100.
- On February 1, 2019, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 200 Units for a purchase price of $100.
- On July 9, 2019, the Company entered into a Subscription Agreement with Mary Waldner for the subscription of 200,000 Units for a purchase price of $100,000.
- On December 13, 2019, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 40,000 Units for a purchase price of $20,000.
- On February 4, 2020, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 10,000 Units for a purchase price of $5,000.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 1,300,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, William Cross's Profit Units increased to 3,919,565 upon a conversion multiplier of 3.01505x.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with David Waldner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, David Waldner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 1,300,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Lockett Wood's Profit Units increased to 3,919,565 upon a conversion multiplier of 3.01505x.
- On February 1, 2020, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 50,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 150,753 upon a conversion multiplier of 3.01505x.
- On August 13, 2020, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x.
- On August 13, 2021, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x.
- On October 18, 2021, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 1,250,000 Units for a purchase price of $0.00.

- On October 18, 2021, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 5,000,000 Units for a purchase price of $0.00.
- On October 18, 2021, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 5,000,000 Units for a purchase price of $0.00.
- On November 9, 2021, the Company entered into a Subscription Agreement with Mary Waldner for the subscription of 60,300.90 Units for a purchase price of $10,000.
- On February 9, 2022, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 200,000 Units for a purchase price of $0.00.
- On May 1, 2023, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 3,500,000 Units for a purchase price of $0.00.
- On May 1, 2023, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 3,500,000 Units for a purchase price of $0.00.
- On May 1, 2023, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 1,000,000 Units for a purchase price of $0.00.
- On August 2, 2021, David Waldner loaned the company $50,000.
- On October 8, 2017, Locket E. Wood loaned the company $19,000.
- On May 23, 2019, Locket E. Wood loaned the company $50,000.
- On July 1, 2020, Lockett E. Wood loaned the company $25,000.
- On February 2, 2022, Lockett E. Wood loaned the company $3,000.
- On June 16, 2022, Locket E. Wood loaned the company $32,000.
- On August 23, 2022, Locket E. Wood loaned the company $30,000.
- On October 12, 2022, Locket E. Wood loaned the company $25,000.
- On October 24, 2022, Locket E. Wood loaned the company $5,000.
- On December 8, 2022, Locket E. Wood loaned the company $2,000.
- On December 14, 2022, Locket E. Wood loaned the company $30,000.
- On January 19, 2023, Locket E. Wood loaned the company $1,000.
- On January 27, 2023, Locket E. Wood loaned the company $500.
- On February 1, 2023, Locket E. Wood loaned the company $30,000.
- On December 1, 2023, David Waldner loaned the company $271,463.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lockett Wood   *Lockett E. Wood*
                           Lockett E. Wood (Apr 26, 2024 10:12 MDT)
_____
(Signature)

Lockett Wood
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Lockett Wood, the Chief Executive Officer of Avivid Water Technology, LLC certify that the financial statements of Avivid Water Technology, LLC included in this Form C-AR are true and complete in all material respects.

/s/ Lockett Wood   *Lockett E. Wood*
                           Lockett E. Wood (Apr 26, 2024 10:12 MDT)
_____
(Signature)

Lockett Wood
_____
(Name)

Chief Executive Officer
_____
(Title)

April 26, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lockett Wood   *Lockett E. Wood*
                           Lockett E. Wood (Apr 26, 2024 10:12 MDT)
_____
(Signature)

Lockett Wood
_____
(Name)

Board Manager
_____
(Title)

April 26, 2024
_____
(Date)

/s/ William Cross   _WH Cross_
                           WH Cross (Apr 26, 2024 10:44 MDT)
_____
(Signature)

William Cross
_____
(Name)

Board Manager
_____
(Title)

April 26, 2024
_____
(Date)

/s/ David Waldner   _David Waldner_
                           David Waldner (Apr 26, 2024 11:35 MDT)
_____
(Signature)

David Waldner
_____
(Name)

Board Manager
_____
(Title)

April 26, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

11:15 AM

04/10/24

Accrual Basis

Avivid Water Technology LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Checking - ANB Bank 2200016387	-403.68
Total Checking/Savings	-403.68
Accounts Receivable	
Accounts Receivable	6,319.00
Total Accounts Receivable	6,319.00
Total Current Assets	5,915.32
Fixed Assets	
Accumulated Depreciation	-161,186.00
Capital Equipment	
Bench Scale Reactors	14,800.00
In-house Pilot System	18,500.00
Mobile Pilot System #1	190,255.27
Total Capital Equipment	223,555.27
Inventory	
Power Supplies	7,880.00
Reactor V	241,552.00
Total Inventory	249,432.00
Total Fixed Assets	311,801.27
Other Assets	
Accumulated Amortization	-366,903.82
Filter Technology	150,000.00
Patent - Turbocoag	155,781.38
R & D Asset	1,046,541.00
Total Other Assets	985,418.56
TOTAL ASSETS	**1,303,135.15**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	20,996.50
Total Accounts Payable	20,996.50

Avivid Water Technology LLC
Balance Sheet
As of December 31, 2023

		Dec 31, 23
Other Current Liabilities		
Payroll Liabilities		
CO FAMLI	810.00	
CO Withholding	870.00	
Federal Wittholding	928.00	
FUTA	42.00	
Medicare	200.76	
Social Security	858.46	
Payroll Liabilities - Other	26,230.31	
Total Payroll Liabilities		29,939.53
ST Notes Payable - L Wood		
L Wood 01-19-23	1,000.00	
L Wood 01-27-23	500.00	
Total ST Notes Payable - L Wood		1,500.00
ST Notes Payable - Roberto Urba		5,000.00
Total Other Current Liabilities		36,439.53
Total Current Liabilities		57,436.03
Long Term Liabilities		
LT Note Payable - Stopperan B		5,559.79
LT Notes - J&A		171,922.66
LT Notes Payable - Cascade Corp		68,618.48
LT Notes Payable - D Waldner		
D Waldner 08-02-21	57,574.50	
D Waldner 12-01-23	272,578.60	
Total LT Notes Payable - D Waldner		330,153.10
LT Notes Payable - L Wood		
L Wood 02-04-23	31,642.19	
L Wood 06-16-22	7,674.22	
L Wood 08-23-22	35,036.05	
L Wood 10-12-22	28,736.44	
L Wood 10-24-22	5,725.19	
L Wood 12-08-22	2,000.00	
L Wood 12-14-22	31,258.13	
Total LT Notes Payable - L Wood		142,072.22

Avivid Water Technology LLC
Balance Sheet
As of December 31, 2023

	Dec 31, 23
LT Notes Payable - N Utlaut	
N Utlaut -Consolidate 03-04-20	69,626.69
N Utlaut 02-16-22	11,154.10
N Utlaut 03-04-22	8,618.42
N Utlaut 03-18-22	30,651.18
N Utlaut 04-15-22	42,563.68
N Utlaut 05-18-22	30,089.64
N Utlaut 06-30-21	20,619.38
N Utlaut 11-25-20	17,970.96
Total LT Notes Payable - N Utlaut	231,294.05
Total Long Term Liabilities	949,620.30
Total Liabilities	1,007,056.33
Equity	
Investor - 2023	
Bill Lowstuter	15,000.00
Greenback Equity III, LLC	48,000.00
Kelso Interactive	50,000.00
Misty Ewegen	5,000.00
Mohammed A Ullah	5,000.00
RCM Properties	10,000.00
Republic Crowdfund	232,340.40
Republic Inc	4,646.81
Total Investor - 2023	369,987.21
Members' Equity	178,793.00
Net Income	-252,701.39
Total Equity	296,078.82
TOTAL LIABILITIES & EQUITY	1,303,135.15

11:16 AM
04/10/24
Accrual Basis

Avivid Water Technology LLC
Profit & Loss
January through December 2023

				Jan - Dec 23
Ordinary Income/Expense				
Income				
Rent Income				4,854.00
Sales-Riveer				245,182.00
Testing Services				6,000.00
Total Income				256,036.00
Cost of Goods Sold				
Cost of Goods Sold				9,792.67
Freight and Shipping Costs				1,334.79
Riveer-Norfolk COGS				72,903.09
Total COGS				84,030.55
Gross Profit				172,005.45
Expense				
Advertising and Promotion				4,011.74
Amortization Expense				90,154.00
Bank Service Charges				4,712.04
Business Licenses and Permits				10.00
Computer and Internet Expenses				3,512.37
Contract Labor				1,115.00
Crowd Funding Expense				65,365.51
Depreciation Expense				28,812.00
Dues and Subscriptions				1,768.46
Engineering Services				28,437.00
Equipment and Tools				401.51
Equipment Rental				2,643.46
Guaranteed payments-Cross				105,500.00
Insurance Expense				
Worker's Compensation			446.00	
Total Insurance Expense				446.00
Lab Fees				638.20
Lab Supplies				7,128.00
Labor &Labor Related Expense				
Payroll Taxes				
Co Famli Tax		405.00		
FUTA		42.00		
Medicare		1,305.00		
Social Security		5,580.00		
SUTA		593.64		
Total Payroll Taxes			7,925.64	

Avivid Water Technology LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Wages	90,000.03
Total Labor &Labor Related Expense	**97,925.67**
Licenses & Fees	16.00
Manufacturing Supplies	2,336.44
Marketing Materials	385.23
Meals	674.97
Meeting Expenses	171.73
Office Supplies	2,380.05
Outside Services	2,000.00
Penalty & Interest	8,180.76
Professional Fees	
Accounting Services	14,253.00
Legal Fees	39,867.50
Technical/Computer Help	85.00
Total Professional Fees	**54,205.50**
Property Taxes	1,186.85
Rent Expense	78,000.00
Repairs and Maintenance	3,410.00
Sales Tax	1,135.00
Software/Online Apps	2,206.90
Trade Shows/Conferences	375.00
Trash Haul	164.00
Travel Expense	
Airlines	2,703.78
Fuel	299.86
Meals	765.81
Room & Board	689.27
Vehicle	260.62
Total Travel Expense	**4,719.34**
Vehicle Expenses	
Automobile Expense	405.08
License & Registration	25.00
Trailer Expenses	163.52
Total Vehicle Expenses	**593.60**
Total Expense	**604,722.33**
Net Ordinary Income	**-432,716.88**

Avivid Water Technology LLC
Profit & Loss
January through December 2023

	Jan - Dec 23
Other Income/Expense	
Other Income	
Other Income	212,514.00
Total Other Income	212,514.00
Other Expense	
Other Expense	
Interest Expense	
Cascade Note	7,923.58
Interest Expense - Other	61.76
Total Interest Expense	7,985.34
Interest Expense-Related Party	39,976.58
Other Expense - Other	-15,463.41
Total Other Expense	32,498.51
Total Other Expense	32,498.51
Net Other Income	180,015.49
Net Income	-252,701.39